

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2014

<u>Via E-mail</u>
Joseph A. Ripp
Chief Executive Officer
Time Inc.
1271 Avenue of the Americas
New York, New York 10020

> **Re: Time Inc.**
> **Amendment No. 2 to**
> **Form 10**
> **Filed March 7, 2014**
> **File No. 001-36218**

Dear Mr. Ripp:

We have reviewed your responses to the comments in our letter dated February 11, 2013 and have the following additional comments. Please note the page references refer to the marked version of your filing provided by counsel.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

Certain Relationships and Related Party Transactions, page 116

Separation and Distribution Agreement, page 116

Internal Reorganization, page 116

1. Please revise on page 117 to disclose the principal amount of the IPC amount and the total dollar amount that will constitute the repayment of that note.

2. Please refer to "the issuance of debt securities by us to third-party investors" and "the establishment by us of a term loan and revolving commitments" on page 117. To the extent known please disclose the terms of these agreements including principal amounts, dates of maturity, interest rates, and lenders.

You may contact Theresa Messinese at (202) 551-3307 or me at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or Max Webb at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Eric Schiele
        Cravath, Swaine & Moore LLP